Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
November 25, 2002

Extendicare Inc. Announces Normal Course Issuer Bid

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. announced that it has received the approval of the Toronto Stock Exchange (the “TSX”) to make a normal course issuer bid (the “Bid”) for up to 4,700,000 of its Subordinate Voting Shares (EXE.A), 620,000 of its Multiple Voting Shares (EXE), and 38,200 of its Class II Preferred Shares, Series 1 (EXE.PR.E). The shares sought represent just less than 10% of the public float of each of the Company’s Subordinate Voting Shares and Class II Preferred Shares, Series 1, and just less than 5% of the outstanding Multiple Voting Shares. All shares purchased under the Bid will be cancelled.

The Bid will commence on November 27, 2002 and will terminate on the earlier of: (i) November 26, 2003, and (ii) the date on which the maximum number of each of the respective shares that may be purchased by the Company pursuant to the Bid have been purchased. The timing of the purchases under the Bid is at the discretion of the Company. The Company intends to purchase the shares solely by means of open market transactions, through the facilities of the TSX in accordance with the rules and policies of the TSX, while the Bid is outstanding. The price to be paid by the Company for the shares will be the market price of the shares at the time of purchase.

As at the close of business on November 15, 2002, the Company had outstanding 57,175,961 Subordinate Voting Shares (one vote per share), 47,748,122 of which were in the public float; 12,557,092 Multiple Voting Shares (10 votes per share), which are convertible into Subordinate Voting Shares on a one-for-one basis; and 382,979 Class II Preferred Shares, Series 1, 382,979 of which were in the public float.

As of November 15, 2002, under the terms of its November 2001 Normal Course Issuer Bid, which expires on November 26, 2002, the Company had purchased 1,438,500 Subordinate Voting Shares at an average cost of $4.80 per share and 232,700 Multiple Voting Shares at an average cost of $5.12 per share.

The Board of Directors of the Company has authorized the Bid because it believes it is an appropriate use of the Company’s funds to purchase shares when, in the opinion of management, the value of such shares exceeds their trading price. Such purchases are expected to benefit shareholders who continue to hold shares by increasing the value of their equity interest in the Company.

For further information, contact:

Phil Small
Senior Vice-President, Strategic Planning and Investor Relations
Telephone:	(414) 908-8825
Fax:	(414) 908-8111

Visit Extendicare’s Website @ www.extendicare.com